November 8, 2011

BY EDGAR

John Cash

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C.  20549

Re:       Comment Letter dated October 26, 2011

            Braskem S.A.

            Form 20-F for Fiscal Year Ended December 31, 2010

            Filed June 10, 2011

            File No. 1-14862

Dear Mr. Cash:

This letter is to advise you that we are continuing to work on the responses to your letter dated October 26, 2011 requesting additional information pertaining to the above-referenced filing. We expect to provide responses to your letter on or prior to November 25, 2011.

If you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Guilherme Alves Melega

Guilherme Alves Melega

Corporate Controller - Director

Braskem S.A.

cc:       Tricia Armelin

            Anne McConnell

                        Securities and Exchange Commission